Exhibit (a)(5)(B)

June 5, 2024

Dominion Energy Announces Expiration and Final Results of Cash Tender Offer to

Purchase Any and All of Its Outstanding Series B Preferred Stock

RICHMOND, Va. – Dominion Energy, Inc. (NYSE: D), today announced the expiration and final results of its previously announced tender offer (the Offer) to purchase for cash any and all of its outstanding 4.65% Series B Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock, without par value, with a $1,000 liquidation preference per share (Series B Preferred Shares), at a purchase price of $997.50 per share, plus Accrued Dividends (as defined below).

The Offer expired one minute after 11:59 P.M., New York City time, on June 4, 2024 (such time and date, the Expiration Date). Based on the final count by the tender agent for the Offer, as of the Expiration Date, 439,590 Series B Preferred Shares (representing $439,590,000 in aggregate liquidation preference) were validly tendered and not validly withdrawn pursuant to the Offer. In accordance with the terms of the Offer, the company has accepted for purchase all such Series B Preferred Shares for an aggregate cost of $438,491,025, excluding Accrued Dividends and fees and expenses relating to the Offer. The Series B Preferred Shares validly tendered and not validly withdrawn and accepted for purchase in the Offer represent approximately 55.0% of the total number of Series B Preferred Shares issued and outstanding as of the Expiration Date. Following completion of the Offer, 360,410 Series B Preferred Shares (representing $360,410,000 in aggregate liquidation preference) will remain outstanding.

All conditions to the Offer were deemed satisfied or waived by the company prior to the Expiration Date. The company expects to pay the aggregate purchase price for all Series B Preferred Shares accepted for purchase in the Offer on June 6, 2024 (the Settlement Date).

As used in connection with the Offer, “Accrued Dividends” means, for each $1,000 liquidation preference of the Series B Preferred Shares, accrued and unpaid dividends from and including December 15, 2023 (which is the most recent dividend payment date with respect to such Series B Preferred Shares), up to, but not including, the Settlement Date, assuming for the purposes of the Offer that a dividend for such Series B Preferred Shares had in fact been declared during such period.

Barclays Capital Inc., J.P. Morgan Securities LLC and Mizuho Securities USA LLC acted as dealer managers for the Offer. D.F. King & Co. acted as tender agent and information agent for the Offer.

About Dominion Energy

More than 4.5 million customers in 13 states energize their homes and businesses with electricity or natural gas from the company (NYSE: D), headquartered in Richmond, Va. The company is committed to providing reliable, affordable, and increasingly clean energy every day and to achieving Net Zero emissions by 2050. Please visit DominionEnergy.com to learn more.

Forward-Looking Statements

This release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the company. The statements relate to, among other things, expectations concerning the settlement of the Offer, which are subject to various risks and uncertainties. Other risk factors relating to the company’s business more generally are detailed from time to time in the company’s annual report on Form 10-K and quarterly reports on Form 10-Q filed with the SEC. These forward-looking statements speak only as of the date of this Form 8-K. The company assumes no obligation to provide any revisions to, or update, any projections and forward-looking statements contained in this release.

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CONTACTS: Media: Ryan Frazier, (804) 836-2083 or C.Ryan.Frazier@dominionenergy.com

Financial Analysts: David McFarland, (804) 819-2438 or David.M.McFarland@dominionenergy.com